Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 29, 2018

Re:	Steward Realty Trust

Draft Offering Statement on Form 1-A

Submitted May 17, 2018

CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of June 13, 2018 regarding the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

●	the specific exemption that you intend to rely on; and

●	how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

The Company expects all of its assets, other than cash held by it directly, to be held directly by the Company or through wholly-owned and majority-owned subsidiaries. The Company expects it and any subsidiaries that it may form will qualify for the exemption from regulation as an investment company afforded by Section 3(c)(5)(C) (“Section 3(c)(5)(C)”) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects to hold the commercial mortgage loans and other commercial real estate related assets as described below.

●	First mortgage loans. The Company will primarily hold first mortgage loans or interests in first mortgage loans fully secured by real estate.

●	Mezzanine loans. The Company or any subsidiaries it may form may also hold mezzanine loans that meet the following criteria (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)):

o	the mezzanine loans will be Tier 1 loans;

o	the mezzanine loans will be made specifically and exclusively for the financing of real estate;

o	the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

o	the Company or its subsidiary will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);

o	the Company or any subsidiary or affiliate as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

o	the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and

o	the Company or a subsidiary or affiliate, as the case may be, will have the right to foreclose on the collateral and, by electing to purchase it at a foreclosure sale, become the owner of the underlying property.

2. We note that section 8.06 of your bylaws contains an exclusive forum provision. Please add risk factor disclosure regarding this provision. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law. Materially from the time of tender until acceptance. Please revise to make clear.

The Company has added a risk factor as requested by the Staff.

3. We note that intend to qualify as a real estate investment trust and that you have not yet identified any loans to make with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure in accordance with Item 4 of Guide 5 and include prior performance tables, as applicable. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

The Company has prepared the Offering Circular intending to comply with Industry Guide 5 in all material respects, and believes that it does comply. However, the Company has revised the disclosure to reflect the fact that this is a blind pool offering. The Company has not included any prior performance tables since it has only recently commenced operations and only has 3 assets that are described in the Offering Circular. The Company respectfully advises the Staff that it does not believe that the prior performance disclosure required by Item 8 of Industry Guide 5 is applicable to the Company, as neither the Company nor any affiliates of the Company, including Daniel Miller, has sponsored any programs within the meaning of Industry Guide 5.

4. We note your disclosure on your website that the farmers to whom you lend are expected to raise money to finance additional amounts needed to acquire their properties. Please revise your disclosure to more specifically explain how this financing is different than loans you intend to provide and any risks involved with the additional financing.

The Company has added disclosure to the Offering Circular.

Cover Page

5. We note your disclosure on the cover that you do not intend to use commissioned sales agents or underwriters. Although we note your disclosure on page 72, please revise to clarify how you will sell your shares. Please identify each natural person and each entity expected to participate in selling shares in connection with the offering, and explain whether and how each is associated or affiliated with you. Also, please explain how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of Rule 3a4-1 or otherwise avoid being required to register with the Commission as a broker-dealer.

The offering of the Company’s securities will be conducted solely by the Company and its associated persons via the technology platform www.gosteward.com, which is owned by Steward Technologies Ltd. (“Steward Technologies”), an affiliate of the Company. The Company anticipates that it will primarily solicit investments via this technology platform and notices, made in compliance with Rule 255 or 251, as applicable, alerting potential investors as to the offering being made via the technology platform. While the Company anticipates that the solicitation process will take place largely online, automatically and without selling efforts by the Company, members of the Steward organization, including officers of the Company and employees of its affiliate Steward Agricultural Funding Portal LLC (“SAFP”), another entity under common control with the Company, will provide support to the online processing of investments and may also be involved in the sales process.

Steward Technologies develops and maintains the software that underlies the Steward platform. While the software facilitates the creation of accounts, submission of farming projects and the making of investments, the software integrates with third-party providers for, among other things, payment processing, identity verification, OFAC/AML checks, and electronic signature. Steward Technologies currently has no employees but is in the process of hiring full-time staff.

Neither the Company nor its associated persons are required to register as a broker-dealer pursuant to the exemption from registration contained in Exchange Act Rule 3a4-1. As stated in Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), “the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of [Rule 3a4-1]… While Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer.”

All associated persons of the Company who participate in the offer and sale of securities in this offering will be officers of the Company or employees of SAFP, and will do so pursuant to the exemption contained in Exchange Act Rule 3a4- 1(a)(4)(iii).

Specifically, all associated persons of the Company will limit their activities to the following:

●	Preparing written communications that have been approved by a principal of the Company, or delivering such written communications in a way that does not involve oral solicitation;

●	Responding to inquiries of a potential investor in a communication initiated by the potential purchaser, with responses being limited to information contained in the offering documentation; and

●	Performing ministerial and clerical work involved in effecting any transactions in this offering.

In addition, as the Company’s associated persons intend to rely on the most stringent exemption contained in Rule 3a4-1 (the “passive sales” exemption of Rule 3a4-1(a)(4)(iii)), “the limited sales activity identified in this [exemption] does not raise significant potential for abuse. Moreover, because the issuer’s potential liability under the securities laws for wrongful conduct of its employees, the issuer has a strong incentive to carefully circumscribe the sales activities of those persons” (Release 22172).

Finally, no associated person of the Company will be compensated for his or her participation in this offering of securities, either through commissions or other remuneration based directly or indirectly on the offer and sale of the Company’s securities. The salaries of the Company officers and SAFP employees who may participate in the proposed offering are paid by SAFP and are in no way dependent, directly or indirectly, upon the success or failure of the proposed offering by the Company.

The Company has revised the disclosure on the cover and in “Plan of Distribution” to clarify that it and its associated persons will rely on the exemption in Rule 3a4-1.

6. Please add risk factor disclosure to clarify, if true, that Mr. Miller will control all decisions, including, but not limited to changing your targeted class of investments without shareholder notice or consent and making changes to your articles of incorporation, as the sole Class B shareholder because Class A shareholders will have no voting rights, and that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

The Company has revised the risk factors as requested by the Staff.

Financed Properties, page 4

7. We note that you have included a projected annual return of 6-8%. We note that you have not paid any distributions to date and do not appear to have a basis for such return. Please revise to remove this disclosure throughout the offering statement.

The Company has deleted references to projected annual return.

Conflicts of Interest, page 9

8. Please clarify, if true, that your affiliates may have an incentive to issue loans that may not be in your best interest because of the fees that will be received by them for their participation in the process. Please add risk factor disclosure as appropriate.

The Company respectfully advises the Staff that it does not believe that its affiliate Steward Lending LLC may have an incentive to issue loans that would not be in the best interest of the Company. Steward Lending risks reputational harm if it does not issue high quality loans. For the foreseeable future, Steward Lending will exclusively originate loans on behalf of the Company in compliance with criteria prescribed by the Company and is motivated to adhere to the Company’s strict lending standards.

Risk Factors, page 12

9. Please add risk factor disclosure regarding the net losses you have experienced to date.

The Company has added a risk factor as requested by the Staff.

The Company’s Business, page 32

10. Please provide disclosure regarding how you will determine the creditworthiness of your borrowers.

The Company has added disclosure in the subsection “—Overview —Application Process.”

Plan of Operation, page 36

11. We note that you have funded first mortgage construction loans on two properties. Please revise to clarify whether there are any buildings or other improvements on the properties and clarify the nature of the construction. In addition, please explain how you will determine additional funding under each loan.

The Company has added disclosure in Company has added disclosure in “The Company’s Business – Overview – Borrowers’ Use of Funds.”

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Daniel Miller

Steward Realty Trust, Inc.

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